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                       [PACIFIC ADVISORS FUND INC. LETTERHEAD]

January 16, 2001

Dear Shareholder,

Enclosed please find a Proxy Statement for shareholders of the Balanced Fund and Income and Equity Fund dated January 16, 2001. As the Proxy statement indicates, Stephen K. Bache, CFA, has left his position as Chief Investment Officer of Hamilton & Bache, Inc. to form his own firm, Bache Capital Management, Inc. Subsequently, Hamilton & Bache, Inc. has resigned as Sub-Adviser of the Balanced Fund and Co-Manager of the Income and Equity Fund.

The Proxy Statement describes actions taken by the Board of Directors to replace Hamilton & Bache, Inc. with Bache Capital Management, Inc. as interim Sub-Adviser of the Balanced Fund and interim Co-Manager of the Income and Equity Fund. The Board's action was taken to provide continuity of management by allowing Mr. Bache to continue in his role as manager of the Balanced Fund and co-manager of the Income and Equity Fund.

A Special Meeting for Shareholders of the Balanced Fund and Income and Equity Fund has been set for February 28, 2001, so that shareholders may vote to approve or disapprove of Bache Capital Management, Inc. as Sub-Adviser of the Balanced Fund and Co-Manager of the Income and Equity Fund. Please read the Proxy materials carefully, and, if voting by proxy, return your ballot in the enclosed envelope by February 28, 2001.


Sincerely,


/s/ George A. Henning


George A. Henning
Chairman


Enc.